October 3, 2024

John Cronin
Chief Financial Officer
Mastech Digital, Inc.
1305 Cherrington Parkway
Building 210, Suite 400
Moon Township, PA 15108

       Re: Mastech Digital, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 15, 2024
           File No. 001-34099
Dear John Cronin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services